Exhibit 99.1

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Earnings:
Total earnings before taxes	$27,560,530	$68,702,825	$42,916,097	$71,187,876	$99,445,585	$46,759,150	$46,936,242
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$23,047,008	$37,058,696	$36,888,578	$33,960,029	$35,140,875	$23,751,990	$15,886,511

Earnings available to cover fixed charges	$50,607,538	$105,761,521	$79,804,675	$105,147,905	$134,586,460	$70,511,140	$62,822,753

Ratio of earnings to fixed charges	2.20	2.85	2.16	3.10	3.83	2.97	3.95